SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549
_____________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934
(Mark One):
☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2015
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________
Commission file number    1-724
Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Corp. Associates Investment Plan
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 200 Madison Avenue, New York, New York 10016

SIGNATURES
The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PVH CORP.
ASSOCIATES INVESTMENT PLAN

Date: June 28, 2016	By/s/ Dana Perlman
Dana Perlman
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2015 and 2014

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

TABLE OF CONTENTS

December 31, 2015 and 2014

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule
Schedule H, Line 4i--Schedule of Assets (Held at End of Year)	14

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan
PVH Associates Investment Plan

Report on the Financial Statements
We have audited the accompanying financial statements of the PVH Associates Investment Plan (the "Plan"), which comprise the statements of net assets available for benefits as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015 and the related notes to the financial statements.
Management's Responsibility for the Financial Statements
Plan management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control.  Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
Report on Supplemental Information
The supplemental schedule of assets (held at year end), has been subjected to audit procedures performed in conjunction with the audit of Plan's financial statements. The schedule of assets (held at year end) is the responsibility of the Plan's management. Our audit procedures included determining whether the schedule of assets (held at year end) reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the schedule of assets (held at year end). In forming our opinion on the schedule of assets (held at year end), we evaluated whether the schedule of assets (held at year end), including its form and content, is presented in conformity with auditing standards generally accepted in the United States of America. In our opinion, the schedule of assets (held at year end) is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, NY
June 27, 2016

PVH ASSOCIATES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014
Assets

Cash	$ 370,638	$ 1,418,011
Participant-directed investments, at fair value	480,468,368	510,906,884
Participant-directed investments, at contract value	767,653	1,722,922
Receivables:
Notes from participants	10,386,200	9,458,633
Contributions, employer	351,479	-
Contributions, employee	763,188	-

Total receivables	11,500,867	9,458,633

Total assets	493,107,526	523,506,450

Liabilities

Total liabilities	-	-

Net assets available for benefits	$ 493,107,526	$523,506,450

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2015

Additions

Investment income:
Net depreciation of investments	$ (48,075,238)
Dividend income	19,961,840
Total investment income	(28,113,398)

Interest income on notes receivable from participants	398,471

Contributions:
Employer, net of forfeitures	12,638,244
Participants	29,978,448
Rollovers	2,295,278
Total contributions	44,911,970

Total additions	17,197,043

Deductions

Payments to participants	47,595,967

Total deductions	47,595,967

Net decrease in net assets available for benefits	(30,398,924)

Net assets available for benefits at beginning of year	523,506,450

Net assets available for benefits at end of year	$493,107,526

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2015 and 2014

1.            Description of the Plan

The following description of the PVH Associates Investment Plan (the "Plan") provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Trustee and Recordkeeper

The Plan's trustee is Charles Schwab Bank (the "Trustee").  The Plan's recordkeeper through October 14, 2014 was Schwab Retirement Plan Services Company.  Effective      October 15, 2014, the Plan's recordkeeper is Milliman, Inc.

General

The Plan is a defined contribution plan covering salaried or hourly clerical, warehouse, distribution, and United States retail field employees of PVH Corp. (the "Company") who are at least age 21 or older, have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment or in any subsequent calendar year.  The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, as defined by the Plan, limited to $18,000 and $17,500 per annum for the 2015 and 2014 plan years, respectively.  In addition, eligible participants who have attained the age of 50 before the close of the plan year are eligible to make catch-up contributions up to $6,000 and $5,500 for the 2015 and 2014 plan years, respectively.  The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings.  Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Amounts attributable to participant contributions and the allocated earnings thereon are immediately vested.  All participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 13 individual investment options.  A participant may contribute a maximum of 25% of employee contributions in PVH Corp. common stock.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Upon termination of employment, a participant is given 90 days to repay the loan in full or to establish loan repayments through an ACH debit origination before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document.  Notes receivable from participants are measured as the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2015, outstanding notes receivable from participants totaled $10,386,200, with maturity dates through 2030 at interest rates ranging from 4.25% to 9.25%.

Forfeitures

Company contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company's future matching contributions.  In 2015 and 2014, forfeitures of $451,181 and $518,163, respectively, were used by the Plan to reduce the Company's matching contributions.  At December 31, 2015 and 2014, cumulative forfeited non-vested accounts totaled $38,959 and $47,498, respectively.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their investment balance in PVH Corp. common stock in the form of shares.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.            Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Administrative Expenses

Substantially all administrative expenses are paid by the Company.

Reclassifications
Certain amounts from the 2014 financial statements have been reclassified in order to conform with the 2015 presentation.
The amount previously presented as contract value for the Stable Value Fund is now presented as fair value, eliminating the need for the adjustment from fair value to contract value for this investment.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Investments

Investments are included in the accompanying financial statements at fair value.  See Note 4 for additional information.  Purchases and sales of securities are reflected on a settlement date basis.  All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.

Prior to the issuance of the below accounting guidance for defined contribution plans, investments in benefit-responsive investment contracts were to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts both directly and through a common/collective trust.  Prior to the year ended December 31, 2015, the Statements of Net Assets Available for Benefits presented the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.   In July 2015, the FASB issued ASU 2015-12, a three part update which simplifies certain aspects of employee benefit plan accounting.  Part I of the ASU designates contract value as the only required measure for fully benefit-responsive investment contracts and eliminates the requirement to measure them at fair value.  The adoption of Part I eliminated the adjustment from fair value to contract value on the Statement of Net Assets Available for Benefits, which was retrospectively adjusted.

Part II of the ASU eliminates the requirements to disclose (a) individual investments that represent 5% or more of net assets available for benefits and (b) the net appreciation or depreciation of investments by general type.  Part III of the ASU establishes a practical expedient to permit plans to measure investments as of a month-end date that is closest to the plan's fiscal year end when the fiscal period does not coincide with a month end.  Parts I and II should be applied retrospectively for all financial statements presented, while Part III should be applied prospectively.  The ASU is effective for fiscal years beginning after December 15, 2015, with earlier application permitted.  The Plan has adopted Parts I and II of this ASU as of December 31, 2015. Part III is not applicable.

Recent Accounting Guidance

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which amends ASC 820, Fair Value Measurement.  Under this standard, for entities that measure investments using the net asset value (NAV) practical expedient, the requirement to categorize these investments in the fair value hierarchy table is eliminated and instead, the fair values of these investments should be presented as reconciling items between the financial statement amounts and the totals reported in the fair value table.  Additionally, certain disclosures are no longer required for investments that are eligible for the practical expedient but are not measured that way.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The ASU proposal should be applied retrospectively and is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.  The adoption of this standard will not impact the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.            Party-In-Interest Transactions

During the year ended December 31, 2015, the Plan purchased 45,155 and sold 76,461 shares of the Company's common stock and received $74,921 from the Company as payment of dividends on its common stock. During the year ended December 31, 2014, the Plan purchased 37,949 and sold 72,733 shares of the Company's common stock.  The Plan received $80,668 during 2014 from the Company as payment of dividends on its common stock. Certain legal and accounting fees, and administrative expenses relating to the maintenance of participant eligibility records are paid by the company participating in the plan, and accordingly, are not included in the financial statements of the Plan.

4.            Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Plan's own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2015 and 2014:
		Fair Value Measurements at
		December 31, 2015
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common collective trust funds:(1)
Stable value	$ 59,314,542	$ -	$ 59,314,542	$ -
Mutual funds(2)	385,820,828	385,820,828	-
PVH Corp. common stock(3)	35,332,998	35,332,998	-	-

Total investments measured at fair value	$480,468,368	$421,153,826	$ 59,314,542	$ -

		Fair Value Measurements at
		December 31, 2014
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common collective trust funds:(1)
Stable value	$ 56,650,995	$ -	$ 56,650,995	$ -
Mutual funds:(2)	387,438,048	387,438,048	-	-
PVH Corp. common stock(3)	66,817,841	66,817,841	-	-

Total investments measured at fair value	$510,906,884	$454,255,889	$ 56,650,995	$ -

(1)	Valued at the net asset value of the fund(s), as determined by a pricing vendor or the fund family. The Plan has no unfunded commitments related to these common collective trust funds. These funds invest in (a) guarantee contracts and instruments and (b) securities that make up the S&P 500 Index in the same proportion as the index. These funds are redeemable on a daily basis without restriction.

(2)	Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(3)	Valued at the closing price of PVH Corp. common stock as determined by the closing price in the active market in which the securities are traded.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5.            Investment Contract with Insurance Company

The Plan has a fully benefit-responsive GIC with MetLife Insurance Company ("MetLife"). MetLife maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. This GIC is included in the financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Effective January 1, 2004, the MetLife investment contract no longer accepts new contributions from participants. Contributions that were already invested in the MetLife investment contract prior to January 1, 2004 will remain in the fund until the earlier of: a) the date a participant elects to transfer their contribution to another fund; b) the date the Plan no longer permits contributions to remain in the fund; or (c) the date the participant withdraws their contribution from the Plan.

Limitations on the Ability of the GIC to Transact at Contract Value

Certain events limit the ability of the Plan to transact at contract value with MetLife. Such events include (1) premature termination of the contracts by the Plan; (2) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (3) plant closings and layoffs; (4) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; (5) early retirement incentives or (6) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Plan management believes that the occurrence of any such value event that would cause the Plan to transact at less than contract value is not probable. MetLife may not terminate the contract at any amount less than contract value.

6.            Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the Statements of Net Assets Available for Benefits.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

7.            Income Tax Status

The IRS has determined and informed the Company by a letter dated May 24, 2012, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

8.            Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial
statements	$493,107,526	$523,506,450
Amounts allocated to withdrawing participants	(315,933)	(12,904)
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	-	146,175

Net assets available for benefits per the Form 5500	$492,791,593	$523,639,721

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2015:
2015

Benefits paid to participants per the financial statements	$47,595,967
Add: Amounts allocated to withdrawing participants at
December 31, 2015	315,933
Less: Amount allocated to withdrawing participants at
December 31, 2014	(12,904)
Benefits paid to participants per the Form 5500	$47,898,996

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2015, but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 007
PVH ASSOCIATES INVESTMENT PLAN
SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

		(c)
	(b)	Description of investment		(e)
(a)	Identity of issuer, borrower,	including maturity date, rate of	(d)	Current
	lessor or similar party	interest, collateral, par or maturity value	Cost	value
	American Beacon Funds	American Beacon Large Cap Value Fund;
		1,727,030.859 shares	**	$39,618,088
	Dimensional Fund Advisors	DFA U.S. Targeted Value Portfolio
		Institutional; 1,193,495.388 shares	**	23,571,534
	American Funds	Europacific Growth Fund R5;
		791,725.357 shares	**	35,841,407
	Fidelity Funds	Fidelity Balanced Fund;
		2,057,651.270 shares	**	43,663,360
	Hartford Funds	Hartford HLS Small Cap Growth Fund IB;
		865,297.615 shares	**	21,095,956
	Lazard Funds	Lazard Funds Emerging Markets Portfolio
		Institutional; 638,581.603 shares	**	8,582,537
	Metropolitan West	Metropolitan West Total Return Bond M
		Fund; 3,466,242.346 shares	**	36,811,493
	Prudential	Jennison Mid Cap Growth Z; 226,152.748
		shares	**	8,123,407
	T. Rowe Price	Blue Chip Growth; 660,309.038 shares	**	47,793,168
	Vanguard	Institutional Index Fund; 391,978.193 shares	**	73,150,970
	Vanguard	Total Bond Market Index Institutional;
		2,001,270.289 shares		21,293,516
	Vanguard	Total Bond Market Index Admiral;
		0.579 shares	**	6
	Vanguard	Total International Stock Index Institutional;
		186,667.237 shares	**	18,095,522
	Virtus Mutual Funds	Virtus Real Estate Securities Fund I;
		240,160.424 shares	**	8,179,864
	Wells Fargo Funds	Wells Fargo Stable Value Class U;
		1,204,111.689 shares	**	59,314,542
*	PVH Corp.	PVH Corp. Common Stock;
		479,742.000 shares	**	35,332,998

		Total investments, at fair value		$480,468,368
	Metlife	Metlife, Inc. Guaranteed Investment Contract; 156,394.297 shares	**	767,653
*	Notes receivable from	Participant notes receivable maturing at
	participants	various dates through 2030 and bearing
		interest at rates from 4.25% to 9.25%	**	$ 10,386,200
Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors